COMMENTS RECEIVED ON APRIL 23, 2021

FROM EDWARD BARTZ

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity Education Income Fund

AMENDMENT NO. 105

1.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser uses the Fidelity Education Income Composite Index as a guide in structuring the fund and selecting its investments. The Adviser manages the fund to have similar overall interest rate risk to the index.”

C:

The Staff requests we add a brief description of the index in this section.

R:

The fund will include the following description in its next annual update.

“The Adviser uses the Fidelity Education Income Composite Index as a guide in structuring the fund and selecting its investments. The index is a customized blend of unmanaged indexes, weighted as follows: Bloomberg Barclays U.S. 1-5 Year Government/Credit A3 or Better Index (80%) and Bloomberg Barclays U.S. 1-10 Year Government/Credit A3 or Better Index (20%). The Adviser manages the fund to have similar overall interest rate risk to the index.”

2.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser allocates the fund's assets among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on its view of the relative value of each sector or maturity.”

C:

The Staff requests we disclose the fund’s maturity policy.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

3.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.”

C:

If investing in emerging markets securities is a principal investment strategy, the Staff requests we disclose and add appropriate risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities,

investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes the current strategy and risk disclosure is appropriate.

4.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The Adviser may invest a significant portion of the fund's assets in these types of investments. If the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.”

C:

The Staff requests we explain how investment exposure could exceed the value of its portfolio securities and asks us to provide a supplemental example.

R:

A small investment in a derivative instrument may have a significant impact on the fund’s exposure to interest rates or other investments. As a result, a relatively small price movement in an asset,

instrument, or component of the index underlying a derivative instrument may cause an immediate and substantial loss or gain, which could translate into heightened volatility for the fund. The fund may engage in such transactions regardless of whether the fund owns the asset, instrument, or components of the index underlying the derivative instrument. Accordingly, if the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of the portfolio securities held in the fund and its investment performance could be primarily dependent upon securities it does not own.

5.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes.”

C:

The Staff requests we confirm if the fund will sell credit default swaps and, if so, disclose and add corresponding risk disclosure.

R:

If the fund enters into credit default swaps, the fund will typically buy credit protection as opposed to sell credit protection under such CDS. However the fund is not precluded from selling credit protection as disclosed in the prospectus.

6.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser uses central funds to help invest the fund's assets. Central funds are specialized investment vehicles designed to be used by Fidelity® funds. Fidelity uses them to invest in particular security types or investment disciplines; for example, rather than buy bonds directly, the fund may invest in a central fund that buys bonds. Fidelity does not charge any additional management fees for central funds. Central funds offer exposure to some or all of the following types of investment-grade and lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds): corporate bonds, mortgage and other asset-backed securities, floating rate loans, and BB-rated securities. Central funds may also focus on other types of securities.”

C:

The Staff questions whether any of the principal investment strategies of the central fund indirectly constitute principal investment strategies of the fund. If so, please disclose.

R:

We believe the fund’s principal investment strategies accurately reflect any underlying investment in a central fund.

7.

“Investment Details” (Part A of the Registration Statement)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain what hybrids and synthetic securities are in this paragraph.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities. Although the fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus.

8.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

“Interest Rate Changes. Debt securities, including money market securities, have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities and certain types of securities, such as mortgage securities and the securities of issuers in the financial services sector, can be more sensitive to interest rate changes, meaning the longer the maturity of a security, the greater the impact a change in interest rates could have on the security's price. Short-term and long-term interest rates do not necessarily move in the same amount or the same direction. Short-term securities tend to react to changes in short-term interest rates, and long-term securities tend to react to changes in long-term interest rates. Securities with floating interest rates can be less sensitive to interest rate changes, but may decline in value if their interest rates do not rise as much as interest rates in general. Securities whose payment at maturity is based on the movement of all or part of an index and inflation-protected debt securities may react differently from other types of debt securities. The discontinuation and replacement of London Interbank Offered Rate (LIBOR) (an indicative measure of the average interest rate at which major global banks could borrow from one another) and other benchmark rates may have a significant impact on the financial markets and may adversely impact a fund’s performance.”

C:

The Staff requests a separate risk for LIBOR or explain why that is not appropriate.

R:

In light of the factors discussed by the SEC staff in its guidance entitled, “Staff Statement on LIBOR Transition” and given the fund’s holdings in instruments that reference LIBOR and current market conditions, the fund determined to add disclosure regarding LIBOR transition risk to its prospectus. Given that the fund has not seen a current impact on the value and/or liquidity of its underlying LIBOR-linked holdings associated with the LIBOR transition, the fund believes that the current risk disclosure is appropriate and that the addition of a separate risk factor would be duplicative. Additionally, as the LIBOR transition date falls after the end of 2021, the fund will continue to review and update its disclosure as warranted, either in its next annual update or through prospectus supplements as applicable.

9.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

C:

The Staff requests a separate risk for junk bonds if lower-quality debt securities represent a significant portion of the fund’s portfolio.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.